SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 7, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on May 7, 2024.

RESOLUTIONS ADOPTED BY THE SPECIAL SHAREHOLDERS’ MEETING HELD ON 05/06/2024

ITEM #1: For a majority of 604,207,566 votes for, 1,546,510 abstentions and 11,590 votes against this motion, the Shareholders decided to appoint the representatives of Mr. Delfín Jorge Ezequiel Carballo, ANSES-FGS and The Bank of New York Mellon, to sign the minutes of this meeting.

ITEM #2: For a majority of 603,974,696 votes for, 1,601,500 abstentions and 189,470 votes against this motion, the Shareholders approved the following: (i) the Preliminary Merger Agreement entered into on March 6th 2024 by and between Banco Macro S.A. and Banco BMA S.A.U., pursuant to which the company named in the first place shall absorb the second one, with retroactive effect to January 1st 2024; (ii) the special consolidated financial statements of merger of Banco Macro S.A. and Banco BMA S.A.U. as of 31 December 2023, based on the information contained in the individual financial statements of each company to the same date, as duly submitted to the Central Bank of the Republic of Argentina, the Argentine Securities Exchange Commission (Comisión Nacional de Valores) and Bolsas y Mercados S.A.; and (iii) to omit reading the above mentioned documents since they have been made available to the shareholders duly in advance and are copied on the relevant corporate books.

Pending the authorizations by the Central Bank of the Republic of Argentina and the Argentine Securities Exchange Commission, the resolutions adopted at the present Shareholders’ Meeting shall be subject to the granting of such authorizations.

ITEM #3: For a majority of 603,465,086 votes for, 1,599,950 abstentions and 700,630 votes against this motion, the Shareholders approved the following: (i) to grant the Board broad powers to make all amendments, deletions or additions that might be necessary or convenient or those requested by the controlling entities, in connection with the matters approved above; (ii) to authorize the President, Mr. Jorge Pablo Brito, and the directors so that any one of them acting separately may execute and deliver, in the name and on behalf of Banco Macro S.A., the Final Merger Agreement; (iii) to authorize Messrs. Carolina Paola Leonhart, Paola Beatriz Gayoso, Carla Valeria Lorenzo, Alejandro Senillosa, Gabriela Eliana Blanco, Hugo Nicolás Luis Bruzone, José María Bazán, María Lucila Winschel, Maximiliano González, María Magdalena Gómez, Rubén Santiago Wasinger and Fabián Ariel Landajuela so that any one of them, acting jointly, individually or severally, may carry out the necessary acts and proceedings to obtain the authorization and registration of the merger before the Argentine Securities Exchange Commission, Bolsas y Mercados Argentinos S.A., the Buenos Aires Stock Exchange, the Central Bank of the Republic of Argentina, the Argentine Tax Authorities (Administración Federal de Ingresos Públicos – Dirección General Impositiva), the Superintendency of Corporations – Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia – Registro Público de Comercio) and/or before any other applicable entity or authority, with powers to accept or appeal any resolutions and execute all necessary public and private instruments, including official notices and to withdraw documents.

Signed: Carlos Alberto Giovanelli (Vice Chairman); Agustín Carballo (in the name and on behalf of Delfín Jorge Ezequiel Carballo); Tomás M. Manocchio (in the name and on behalf of The Bank of New York Mellon); Javier E. Freigedo (in the name and on behalf of ANSES-FGS); Alejandro Almarza (Syndic).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 7, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer